                                                                    EXHIBIT 99.1



Contacts:
Lawrence R. Samuels                             Cecilia Wilkinson/Julie Crandall
Chief Financial Officer                         PondelWilkinson MS&L
UTi Worldwide Inc.                              310.207.9300
310.604.3311                                    investor@pondel.com


               UTi WORLDWIDE REPORTS HIGHER REVENUES, EARNINGS FOR
                       FISCAL FOURTH QUARTER AND YEAR-END

             -- FOURTH QUARTER EARNINGS ADVANCE TO $0.26 PER SHARE,
                 INCLUDING $0.08 NET GAIN FROM SPECIAL ITEMS --

Rancho Dominguez, California - April 4, 2001 - UTi Worldwide Inc. (Nasdaq:UTIW) today reported its results using U.S. generally accepted accounting principles
(GAAP), for its fiscal fourth quarter and year ended January 31, 2001.

For the fiscal 2001 fourth quarter, UTi's gross revenues rose 21 percent to $220.5 million, from $182.4 million in the corresponding year-earlier period. Net revenues for the quarter totaled $77.9 million, up 20 percent from $65.0 million in the same quarter of fiscal 2000. The gross and net revenue improvements were achieved despite the impact of softer global economic conditions and adverse foreign currency declines that affected the company's financial results, which are reported in U.S. dollars.

Net income for the fiscal 2001 fourth quarter improved to $6.5 million, or $0.26 per diluted share, from net income of $3.6 million, or $0.19 per diluted share, for the fourth quarter of fiscal 2000. The company noted that the number of shares outstanding increased significantly as a result of the U.S. initial public offering in November 2000. Net income for the fourth quarter of fiscal 2001 reflects an effective tax rate of 17 percent, contrasted to an effective tax rate of 9 percent for the comparable prior-year period.

For the fiscal 2001 year, UTi's gross revenues rose 22 percent to $863.3 million, from $707.0 million in the prior year. Net revenues for the year totaled $301.8 million, up 23 percent from $245.6 million in fiscal 2000.

Net income for fiscal 2001 totaled $18.5 million, or $0.88 per diluted share, compared with net income of $16.7 million, or $0.86 per diluted share, for fiscal 2000. Net income for fiscal 2001 reflects an effective tax rate of 24 percent, contrasted to an effective tax rate of 9 percent for the prior year. In addition, earnings per share reflect an increased number of shares outstanding.

The fourth quarter includes two special items. First, the company reported a $700,000 impact of a final distribution related to a subsidiary incentive plan. Second, UTi recognized a cumulative currency translation gain of $2.6 million due to the liquidation of a non-operating subsidiary. Excluding these two special items, current fourth quarter net income was $4.6 million, or $0.18 per diluted share, compared with $3.6 million, or $0.19 per diluted share, in the comparable period a year ago.

The final incentive plan distribution in the fourth quarter follows a non-cash final distribution of $2.3 million to employees under a certain stock award plan, reported during the third quarter. Together, these special items under stock and incentive plans totaled $3.0 million for the year. Excluding these items and the currency translation gain of $2.6 million, net income for fiscal 2001 totaled $18.8 million, or $0.89 per diluted share, compared with $16.7 million, or $0.86 per diluted share, in fiscal 2000.

Excluding the special items for the fourth quarter, operating profit grew 23 percent to $5.8 million in the current fourth quarter from $4.7 million last year. On the same basis, earnings before interest, taxes, depreciation and amortization (EBITDA) totaled $9.2 million for the fourth quarter of fiscal 2001, reflecting an increase of 15 percent from the comparable period in fiscal 2000 when EBITDA totaled $8.0 million.

Excluding the special items for the year, operating profit grew 33 percent to $27.2 million in fiscal 2001 from $20.5 million last year. On the same basis, EBITDA totaled $40.5 million for fiscal 2001, reflecting an increase of 29 percent from fiscal 2000 when EBITDA totaled $31.3 million. The operating profit margin, excluding special items and amortization of goodwill, for fiscal year 2001 grew by 90 basis points compared with the prior year, to 10.4 percent for the full year.

"Revenues grew in all of our service categories year-over-year," said Roger I. MacFarlane, UTi's chief executive officer. "While we are pleased with this expansion, we expect gross and net revenue growth to slow in fiscal 2002, based on what we perceive to be softening economic conditions in Europe and elsewhere, in addition to what we are already experiencing in the U.S. Also, continuing steep currency declines are affecting our results when reported in U.S. dollars. In this tough operating environment, it is even more important for us to remain focused on operating margins and market share.

"To that end, we continue to build our presence in the Asia-Pacific region. We expect to expand our market share in the region as we complete the integration of Continental and leverage the benefits of our recently opened facility in Japan," MacFarlane said. "We are also targeting to improve operating profit margins across our worldwide operations, as we create efficiencies through standardizing operating systems and as we transact more volume across our network. Our efforts to-date resulted in the 90 basis point increase in operating margins over last year. Factors that will influence our operating profit margins in today's environment include price competition and our ability to appropriately adjust variable costs."

As of January 31, 2001, UTi reported total cash and equivalents, net of short-term bank borrowings, of $66 million. The company's initial public offering in November generated $73 million in net proceeds, a portion of which was used to reduce debt. "With the initial public offering in November, we significantly enhanced UTi's cash position," said MacFarlane. "Beyond the initial public offering, we generated higher operating margins that led to $18 million in free cash flow for the fiscal year. As a growing company, UTi will look to deploy the cash to build our worldwide network, improve operating efficiencies and expand our service offerings."

Effective February 1, 2001, the company changed its reporting from international accounting standards (IAS) to U.S. GAAP. In anticipation of that change, this release and its attachments are reported in U.S. GAAP. Selected financial data in IAS is also attached to this release. The financial statements to be included in the company's Form 20-F, which will be filed with the Securities and Exchange Commission for the fiscal year ended January 31, 2001, will be presented in IAS with a reconciliation to U.S. GAAP.

ABOUT UTi WORLDWIDE

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as the coordination of shipping and the storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chains. The company has a global and diverse business customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

INVESTOR CONFERENCE CALL

UTi management will host an investor conference call today, Wednesday, April 4, 2001, at 8:00 a.m. PDT (11:00 a.m. EDT) to review the company's financials and operations for the fourth quarter and year end periods and to discuss future outlook. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.streetfusion.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 6:00 p.m. PDT, Wednesday, April 18, 2001 on both Web sites. A telephonic playback of the conference call also will be available during that same timeframe by calling 800-633-8284 (domestic) or 858-812-6440 (international) and using Reservation No. 18377723.

SAFE HARBOR STATEMENT

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the company's discussion of its growth strategy and integration of acquisitions. Many important factors may cause the company's actual results to differ materially from those discussed in any such forward-looking statements, including increased competition, integration risks associated with acquisitions, the effects of changes in foreign exchange rates, increases in the company's effective tax rates, industry consolidation making it more difficult to compete against larger companies, general economic, political and market conditions, including those in Africa, Asia and Europe, and the other risks and uncertainties described in the company's filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

                                 (Tables Follow)

UTi WORLDWIDE INC.

CONSOLIDATED INCOME STATEMENTS
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s, except share and per share amounts)

                                                       Three Months Ended                  Twelve Months Ended
                                                           January 31,                         January 31,
                                                  ------------------------------      ------------------------------
                                                      2001              2000              2001              2000
                                                  ------------      ------------      ------------      ------------
                                                           (Unaudited)
Gross revenue:
   Airfreight forwarding                          $    119,934      $    103,582      $    474,213      $    399,289
   Ocean freight forwarding                             67,819            52,606           254,054           208,865
   Customs brokerage                                    11,911            10,649            58,104            40,453
   Other                                                20,844            15,559            76,888            58,348
                                                  ------------      ------------      ------------      ------------
     Total gross revenue                          $    220,508      $    182,396      $    863,259      $    706,955
                                                  ============      ============      ============      ============

Net revenue:
   Airfreight forwarding                          $     38,847      $     28,803      $    145,594      $    124,177
   Ocean freight forwarding                             15,470            12,172            54,461            44,078
   Customs brokerage                                    11,779            10,984            55,295            40,156
   Other                                                11,832            13,083            46,496            37,206
                                                  ------------      ------------      ------------      ------------
     Total net revenue                                  77,928            65,042           301,846           245,617
                                                  ------------      ------------      ------------      ------------

Staff costs                                             39,022            33,535           154,426           124,330
Depreciation                                             2,344             2,228             9,060             7,798
Amortization                                             1,106             1,074             4,306             2,935
Other operating expenses                                30,373            23,484           109,846            90,032
                                                  ------------      ------------      ------------      ------------
Operating profit                                         5,083             4,721            24,208            20,522
Interest income (expense), net                             295              (516)           (2,221)           (1,299)
Gains (losses) on foreign exchange                       2,766              (178)            3,636              (473)
                                                  ------------      ------------      ------------      ------------
Pretax income                                            8,144             4,027            25,623            18,750
Income tax expense                                      (1,377)             (373)           (6,208)           (1,652)
                                                  ------------      ------------      ------------      ------------
Net income before minority interest                      6,767             3,654            19,415            17,098
Minority interest                                         (257)              (48)             (962)             (405)
                                                  ------------      ------------      ------------      ------------

Net income(1)                                     $      6,510      $      3,606      $     18,453      $     16,693
                                                  ============      ============      ============      ============

Basic earnings per ordinary share                 $       0.26      $       0.24      $       0.95      $       1.12
Diluted earnings per ordinary share(1)            $       0.26      $       0.19      $       0.88      $       0.86

Number of weighted-average shares outstanding
  used for per share calculations:
    Basic shares                                    24,742,368        14,197,231        19,345,036        14,226,425
    Diluted shares                                  25,434,354        19,338,492        21,053,432        19,355,747

--------
(1) Amount includes a $1.9 million, or $0.08 per diluted share, net gain from special items for the three months ended January 31, 2001; and a net expense related to special items of $335,000, or $0.01 per diluted share, for the fiscal year ended January 31, 2001.

UTi WORLDWIDE INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Prepared in Accordance with U. S. Generally Accepted Accounting Principles) (US$000s)

                                                             As of January 31,
                                                        ------------------------
                                                           2001           2000
                                                        ---------      ---------
ASSETS

Cash and cash equivalents                               $  98,372      $  20,760
Trade receivables, net                                    212,860        166,198
Other current assets                                       23,551         16,885
                                                        ---------      ---------

     Total current assets                                 334,783        203,843

Property, plant and equipment, net                         34,952         33,558
Goodwill, net                                              68,043         41,436
Investments                                                   209          1,043
Deferred tax assets                                         1,469          3,630
Other non-current assets                                    4,297          4,588
                                                        ---------      ---------
         Total assets                                   $ 443,753      $ 288,098
                                                        =========      =========

LIABILITIES & SHAREHOLDERS' EQUITY

Bank lines of credit                                    $  32,609      $  20,158
Current portion of capital lease obligations                2,307          2,179
Trade and other accrued liabilities                       188,902        140,793
Short-term borrowings                                      11,570          1,436
Deferred tax liabilities                                      213             --
Income taxes payable                                        3,747          2,608
                                                        ---------      ---------
     Total current liabilities                            239,348        167,174

Long-term borrowings                                        3,159            393
Capital lease obligations                                   8,672         10,504
Deferred tax liabilities                                    2,377          2,796
Retirement fund obligations                                   682            646

Minority interest                                           2,027          1,571

Shareholders' equity:
     Issued capital                                       206,626        127,487
     Retained earnings                                     19,376            923
     Accumulated other comprehensive income               (38,514)       (23,396)
                                                        ---------      ---------
         Total shareholders' equity                       187,488        105,014
                                                        ---------      ---------
         Total liabilities and shareholders' equity     $ 443,753      $ 288,098
                                                        =========      =========

UTi WORLDWIDE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)


                                                         For the Year Ended
                                                            January 31,
                                                      ----------------------
                                                        2001          2000
                                                      --------      --------
OPERATING ACTIVITIES:

Net income                                            $ 18,453      $ 16,693
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Stock compensation costs                            3,844         1,401
     Depreciation                                        9,060         7,798
     Amortization                                        4,306         2,935
     Deferred income taxes                                 941        (1,461)
     (Gain) loss on disposal of equipment                 (236)           44
     Loss on disposal of investment                        362            --
     Other                                                 328          (192)
     Changes in operating assets and liabilities:
         Increase in trade receivables and other
           current assets                              (61,669)      (34,845)
         Increase in trade and other payables           57,265        17,867
                                                      --------      --------
     Net cash provided by operating activities        $ 32,654      $ 10,240
                                                      --------      --------

INVESTING ACTIVITIES:

Purchases of property, plant and equipment             (12,642)      (12,924)
Proceeds from disposal of property,
  plant and equipment                                      887           485
Proceeds from disposal of other investments                664            --
Acquisition of subsidiaries                            (31,202)      (21,767)
Purchases of marketable securities                        (262)         (290)
Other                                                     (240)        1,032
                                                      --------      --------
     Net cash used in investing activities            $(42,795)     $(33,464)
                                                      --------      --------

FINANCING ACTIVITIES:

Increase in bank lines of credit                        12,451         7,420
Long-term bank borrowings - advanced                     2,988            19
Long-term bank borrowings - repaid                        (181)           --
Capital lease obligations - advanced                     2,521         3,934
Capital lease obligations - repaid                      (2,049)       (2,731)
Increase in short-term borrowings                        9,437           907
Common stock issued                                     72,795            --
Dividends paid                                          (3,118)       (2,903)
                                                      --------      --------
     Net cash provided by financing activities        $ 94,844      $  6,646
                                                      --------      --------

Net increase (decrease) in cash
  and cash equivalents                                  84,703       (16,578)

Cash and cash equivalents at beginning of period        20,760        38,555
Effect of foreign exchange rate changes                 (7,091)       (1,217)
                                                      --------      --------

Cash and cash equivalents at end of period            $ 98,372      $ 20,760
                                                      ========      ========

UTi WORLDWIDE INC.

SEGMENT REPORTING
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)


                                                           THREE MONTHS ENDED JANUARY 31, 2001
                                                                      (Unaudited)
                                          -----------------------------------------------------------------------
                                                                     Asia
                                           Europe      Americas     Pacific     Africa     Corporate        Total
                                          --------     --------     -------     -------    ---------     --------
Gross revenue from external customers     $ 57,404      $79,425     $57,301     $26,378     $    --      $220,508
                                          ========      =======     =======     =======     =======      ========
Net revenue                                 16,345       26,826      12,492      22,265          --        77,928
Staff costs                                  8,662       14,461       6,570       7,652       1,677        39,022
Depreciation                                   721          516         326         909        (128)        2,344
Amortization                                   101          451         455          99          --         1,106
Other operating expenses                     5,316        9,532       3,052      11,981         492        30,373
                                          --------      -------     -------     -------     -------      --------
Segment result                            $  1,545      $ 1,866     $ 2,089     $ 1,624     $(2,041)        5,083
                                          ========      =======     =======     =======     =======
Interest income, net                                                                                          295
Gains on foreign exchange                                                                                   2,766
                                                                                                         --------
Pretax income                                                                                               8,144
Income tax expense                                                                                         (1,377)
                                                                                                         --------
Net income before minority interest                                                                      $  6,767
                                                                                                         ========

                                                           THREE MONTHS ENDED JANUARY 31, 2000
                                                                      (Unaudited)
                                          -----------------------------------------------------------------------
                                                                     Asia
                                           Europe      Americas     Pacific     Africa     Corporate        Total
                                          --------     --------     -------     -------    ---------     --------
Gross revenue from external customers     $ 47,421      $68,544     $31,498     $34,933     $    --      $ 182,396
                                          =======       =======     =======     =======      ======      =========
Net revenue                                 15,935       17,053       8,649      23,405          --         65,042
Staff costs                                  9,055       12,620       3,654       7,843         363         33,535
Depreciation                                 1,016          238         159         771          44          2,228
Amortization                                   188          634         147         108          (3)         1,074
Other operating expenses                     5,918        3,050       3,361      11,157          (2)        23,484
                                          --------      -------     -------     -------      ------      ---------
Segment result                            $   (242)     $   511     $ 1,328     $ 3,526      $ (402)         4,721
                                          ========      =======     =======     =======      ======
Interest expense, net                                                                                         (516)
Losses on foreign exchange                                                                                    (178)
                                                                                                         ---------
Pretax income                                                                                                4,027
Income tax expense                                                                                            (373)
                                                                                                         ---------
Net income before minority interest                                                                      $   3,654
                                                                                                         =========

UTi WORLDWIDE INC.

SEGMENT REPORTING
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)

                                                               TWELVE MONTHS ENDED JANUARY 31, 2001
                                            ---------------------------------------------------------------------------
                                                                         Asia
                                             Europe        Americas     Pacific       Africa     Corporate       Total
                                            ---------      --------     --------     --------    ---------     --------
Gross revenue from external customers       $ 266,560      $293,150     $179,286     $124,263     $    --      $863,259
                                            =========      ========     ========     ========     =======      ========
Net revenue                                    62,702       100,577       42,992       95,575          --       301,846
Staff costs                                    33,024        58,548       19,929       40,315       2,610       154,426
Depreciation                                    2,525         2,119        1,060        3,292          64         9,060
Amortization                                      564         2,516          879          347          --         4,306
Other operating expenses                       19,882        32,982       12,188       44,279         515       109,846
                                            ---------      --------     --------     --------     -------      --------
Segment result                              $   6,707      $  4,412     $  8,936     $  7,342     $(3,189)       24,208
                                            =========      ========     ========     ========     ========
Interest expense, net                                                                                            (2,221)
Gains on foreign exchange                                                                                         3,636
                                                                                                               --------
Pretax income                                                                                                    25,623
Income tax expense                                                                                               (6,208)
                                                                                                               --------
Net income before minority interest                                                                            $ 19,415
                                                                                                               ========

                                                             TWELVE MONTHS ENDED JANUARY 31, 2000
                                          ---------------------------------------------------------------------------
                                                                       Asia
                                            Europe       Americas     Pacific       Africa     Corporate       Total
                                          ---------      --------     --------     --------    ---------     --------
Gross revenue from external customers     $ 217,184      $241,954     $118,965     $128,852     $    --      $706,955
                                          =========      ========     ========     ========     =======      ========
Net revenue                                  56,102        67,928       30,863       90,724          --       245,617
Staff costs                                  32,611        38,861       14,627       37,225       1,006       124,330
Depreciation                                  2,093         1,453          691        3,517          44         7,798
Amortization                                    445         1,720          406          367          (3)        2,935
Other operating expenses                     16,604        20,812       10,537       42,849        (770)       90,032
                                          ---------      --------     --------     --------     -------      --------
Segment result                            $   4,349      $  5,082     $  4,602     $  6,766     $  (277)       20,522
                                          =========      ========     ========     =======      ========
Interest expense, net                                                                                          (1,299)
Losses on foreign exchange                                                                                       (473)
                                                                                                             --------
Pretax income                                                                                                  18,750
Income tax expense                                                                                             (1,652)
                                                                                                             --------
Net income before minority interest                                                                          $ 17,098
                                                                                                             ========

UTi WORLDWIDE INC.

SELECTED FINANCIAL DATA
(Prepared in Accordance with International Accounting Standards)
(US$000s, except share and per share amounts)

                                                           Three Months Ended                 Year Ended
                                                              January 31,                     January 31,
                                                      ---------------------------     ---------------------------
                                                         2001            2000             2001            2000
                                                      -----------     -----------     -----------     -----------
                                                              (Unaudited)
INCOME STATEMENT DATA:

Gross revenue                                         $   220,508     $   182,396     $   863,259     $   706,955
Freight consolidation costs                               142,580         117,354         561,413         461,338
                                                      -----------     -----------     -----------     -----------

Net revenue                                                77,928          65,042         301,846         245,617
Staff costs                                                38,909          33,434         150,582         122,929
Depreciation                                                2,349           2,234           9,084           7,822
Amortization                                                1,851           1,081           5,414           3,409
Other operating expenses                                   30,373          23,484         109,846          90,032
                                                      -----------     -----------     -----------     -----------

Operating profit                                            4,446           4,809          26,920          21,425
Pre-tax income                                              6,933           3,960          26,923          19,106
Net income before minority interest                         5,556           3,623          20,715          17,483
Net income                                            $     5,299     $     3,575     $    19,753     $    17,078
                                                      ===========     ===========     ===========     ===========
Basic earnings per ordinary share                     $      0.21     $      0.22     $      0.98     $      1.07
                                                      ===========     ===========     ===========     ===========
Diluted earnings per ordinary share                   $      0.21     $      0.18     $      0.92     $      0.85
                                                      ===========     ===========     ===========     ===========

Number of shares used for per share calculations:
    Basic shares                                       25,509,500      15,259,099      20,227,299      15,259,099
    Diluted shares                                     25,509,500      20,047,380      21,424,370      20,047,380

                                                        Year Ended January 31,
                                                       ------------------------
                                                         2001            2000
                                                       ---------      ---------
STATEMENT OF CASH FLOWS DATA:

Purchase of property, plant and equipment              $  12,642      $  12,924
Net cash provided by operating activities                 29,321          8,446
Net cash used in investing activities                    (34,700)       (26,454)
Net cash provided by financing activities                 90,084          1,430

BALANCE SHEET DATA:

Working capital                                        $  80,569      $  31,338
Total assets                                             466,012        297,920
Long-term liabilities                                     26,556         18,801

Shareholders' equity:

     Issued capital                                      161,315         86,020
     Distributable reserves                               61,127         41,374
     Non-distributable reserves                            2,360          2,184
Cumulative foreign currency translation adjustment       (39,372)       (24,535)
                                                       ---------      ---------
Total shareholders' equity                             $ 185,430      $ 105,043
                                                       =========      =========